Calculation of Ratios of Earnings to Fixed Charges
  General Signal Corporation
  (Dollars in millions)                                    Exhibit(12.0)

                       Nine Months
                           Ended
                      September 30,            Year Ended December 31,
                            1996    1995    1994    1993     1992     1991
Earnings:
Earnings from continuing
  operations before
income
  taxes and               $157.4  $156.4  $160.3  $139.1     $9.5    $97.4
extraordinary               24.9    34.7    20.2    22.6     35.3     39.3
  items
Add:  fixed charges
                          $182.3  $191.1  $180.5  $161.7    $44.8   $136.7
Fixed charges:
Interest expense (gross)   $19.7    27.7   $14.4   $18.0    $28.6    $31.8
One-third of rent            5.2     7.0     5.8     4.6      6.7      7.5
expense
                           $24.9   $34.7   $20.2   $22.6    $35.3    $39.3
Ratio                       7.32    5.51    8.94    7.15     1.27     3.48